Exhibit 99.3.1

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Edgewater Bancorp, Inc.

St. Joseph, Michigan

As Of:

October 17, 2013

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Edgewater Bancorp, Inc.

St. Joseph, Michigan

As Of:

October 17, 2013

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

October 21, 2013

Board of Directors

Edgewater Bank

Edgewater Bancorp, Inc.

321 Main Street

St. Joseph, Michigan 49085

To the Board:

In recognition of recent developments for Edgewater Bank (“Edgewater” or the “Bank”), we hereby submit an Update (“Update”) to our original Conversion Valuation Appraisal Report as of August 15, 2013 (“Original Appraisal”), updating the pro forma market value of the to-be-issued stock of the Edgewater Bancorp, Inc. (the “Corporation”), which is the holding company of Edgewater, St. Joseph, Michigan.  Such stock is to be issued by Edgewater in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank.  This Update as of October 17, 2013, was prepared after a review of the Original Appraisal and is being submitted to the Federal Reserve Board and to the Office of the Comptroller of the Currency as an update of the Original Appraisal.

Our preparation of this Update has included conversations with the management of Edgewater, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Sterne Agee.  As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to Edgewater’s financial condition and performance at or for the twelve months ended September 30, 2013; current thrift conversion activity and market conditions; and the recent performance of publicly traded thrift institutions, including those institutions in the Bank’s comparable group.  The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement.  Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Edgewater’s city, county and market area revealed no institutions involved in such activity.

We have recognized a reinvestment rate of 1.55 percent, before taxes, in this Update, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on Edgewater’s September 30, 2013, financial statements and using the stock prices of publicly traded thrift institutions, including the Bank’s comparable group, as of October 17, 2013, and pricing ratios and other financial information for the peer group as of the latest date for which complete financial data is available as of October 17, 2013.  We have further reviewed each of the adjustments made in the Original Appraisal relative to the comparable group, to the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios.

Exhibits 1 and 2 provide stock prices, key valuation ratios and other pertinent financial data for all publicly traded, FDIC-insured thrift institutions excluding mutual holding companies.

Exhibit 3 provides a summary of publicly traded standard conversions completed between January 1, 2012 and July 26, 2013, and the relative movement of their share prices.  For the ten offerings completed from January 1, 2012, to July 26, 2013, the average percentage price change one day after IPO was a positive 17.78 percent with a median of 14.80 percent, from a low of 0.10 percent to a high of 48.90 percent.  The average percentage price change one week after IPO for those ten transactions was 19.07 percent with a median of 18.75 percent.  It should be noted that nine of the ten transactions completed since January 1, 2012, were trading above their first day prices.

The comparable group, unchanged from the Original Appraisal, represents ten publicly traded thrift holding companies identified in Exhibit 4, ranging in size from $287.1 million to $597.8 million with an average asset size of $447.3 million and with an average of 9.1 offices per institution compared to Edgewater with assets of $119.5 million and six offices.  Three of the comparable group institutions are in Pennsylvania, two each are in Illinois and Tennessee, with one each in Michigan, Ohio, and Wisconsin.

Exhibit 5 presents pro forma financial ratios for the Bank and detailed market, pricing and financial ratios for all thrifts, publicly traded Michigan thrifts and the comparable group as of the most recent four quarters for financial data and ratios and October 17, 2013, for stock prices.  The trend in the market price of the ten comparable group institutions since the Original Appraisal indicates a 1.58 percent increase in the average price per share.  Of those ten institutions, seven experienced increases in their price per share, two experienced a decrease, and one did not change.

Since the Original Appraisal dated August 15, 2013, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Edgewater’s comparable group and all publicly traded, FDIC-insured thrifts in the United States (“all thrifts”).  The average price to net earnings multiple for the comparable group increased from 23.32 times earnings as of the Original Appraisal dated August 15, 2013, to 24.80 times earnings in the Update as of October 17, 2013, while the average price to core earnings multiple for the comparable group increased from 22.94 times earnings to 24.08 times earnings during that period.  The average market price to book value ratio for all thrifts increased from 92.11

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percent as of the Original Appraisal dated August 15, 2013, to 94.94 percent in the Update as of October 17, 2013, and indicated a smaller increase from 81.66 percent to 82.11 percent for the comparable group.  The average price to assets ratio increased from 11.39 percent to 11.54 percent for all thrifts and increased from 12.26 percent to 12.31 percent for the comparable group for the same time period.  The trend in the market price of thrift stocks since the Original Appraisal indicates a 1.41 percent increase in the average price per share for all publicly traded thrifts and a similar increase of 1.58 percent for the comparable group.

Exhibit 6 presents the pro forma valuation analysis and conclusions, pricing ratios, and the total number of shares to be issued at each valuation range.  Exhibit 6 also provides the assets, equity, tangible equity, net earnings and core earnings of Edgewater at or for the twelve months ended September 30, 2013, after an adjustment to assets and equity of $1,650,000 for the cost to withdraw from the defined benefit plan.  Such assets, equity and tangible equity were $117,857,000, $8,088,000 and $7,562,000, respectively, at September 30, 2013; and the net loss was $(1,677,000) and the core loss was $(992,000) with positive adjustments for core earnings for loan loss provision, REO costs and expenses associated with the defined benefit plan and a negative adjustment for mortgage-banking operations for the twelve months ended September 30, 2013.  Those assets and equity were $118,622,000 and $8,865,000, respectively, at June 30, 2013; and net and core losses after taxes were $(1,369,000) and $(695,000), respectively, for the twelve months ended June 30, 2013, as indicated in the Original Appraisal.  Tangible equity was $8,304,000 at June 30, 2013.  The Bank experienced a minimal decrease in assets and a moderate decrease in equity and an increase in its annual losses from June 30, 2013, to September 30, 2013.

This updated valuation of the Bank incorporating its current September 30, 2013, financial statements is based on the following valuation ratios as of October 17, 2013, using the latest date for which complete financial data is available for the peer group:

Price to earnings multiple:

Midpoint	NM
Maximum, as adjusted	NM

Price to core earnings multiple:

Midpoint	NM
Maximum, as adjusted	NM

Price to book value ratio:

Midpoint	56.40%
Maximum, as adjusted	64.29%

NM - Not Meaningful

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Price to tangible book value ratio:

Midpoint	58.69%
Maximum, as adjusted	66.53%

Price to assets ratio:

Midpoint	6.17%
Maximum, as adjusted	8.02%

The Bank’s higher core loss and lower equity for the twelve months ended and at September 30, 2013, compared to June 30, 2013, caused a decrease in the valuation at midpoint to $7,600,000 from $8,400,000 while maintaining the same price to book ratio.  Due to Edgewater’s core and net loss, the price to core earnings and price to earnings multiples were not meaningful for this Update or the Original Appraisal.  At the midpoint of the valuation range, from the Original Appraisal to the Update, the price to book value ratio increased slightly from 56.16 percent to 56.40 percent, and the price to assets ratio decreased from 6.74 percent to 6.17 percent.  The price to tangible book value ratios increased slightly from 58.35 percent to 58.69 percent at the time of the update.

Exhibits 7 through 10 present the projected effect of offering proceeds.  Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank.  The midpoint discount from the comparable group’s average price to book value ratio was 31.32 percent, using the most recent financial data available per the Update, while the price to tangible book value ratio indicated a discount of 31.37 percent.  The price to assets ratio discount was 49.90 percent.

The valuation range in the Original Appraisal indicated a midpoint value of $8,400,000, with a minimum of $7,140,000, a maximum of $9,660,000, and a maximum, as adjusted, of $11,109,000.

After consideration of the factors previously discussed, with a focus on current market conditions and the condition and operating performance of Edgewater at or for the twelve months ended September 30, 2013, it is our opinion that as of October 17, 2013, the fully converted pro forma market valuation range of the Bank is a midpoint of $7,600,000 or 760,000 shares with a range from a minimum of $6,460,000 or 646,000 shares at $10.00 per share to a maximum of $8,740,000 or 874,000 shares at $10.00 per share, with a maximum, as adjusted, of $10,051,000 or 1,005,100 shares at $10.00 per share.

It is our opinion that, as of October 17, 2013,  the pro forma market value of Edgewater Bancorp, Inc., was $7,600,000 at the midpoint, representing 760,000 shares at $10.00 per share.

Sincerely,

KELLER & COMPANY, INC.

/s/ Keller & Company, Inc.

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